Exhibit 99.2

China Lodging Group, Limited Announces Proposed Offering of American Depositary Shares

SHANGHAI, China, October 26, 2017 (GLOBE NEWSWIRE) — China Lodging Group, Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China (“China Lodging Group” or the “Company”), today announced the commencement of the offering of American Depositary Shares (“ADSs”), each currently representing four ordinary shares of the Company, par value of US$0.0001 per share (the “ADS Offering”), which the Company intends to loan to an affiliate of the underwriter (such affiliate being the “ADS Borrower”).

Concurrently with the ADS Offering, the Company announced the offering (the “Notes Offering”) of up to US$425 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”) pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering to pay the cost of the capped call transactions, and use the remainder of the proceeds to repay all or part of the principal and interest of the loans that it borrowed from a US$250 million revolving credit facility, to make investments in minority equity interests in businesses that are in the Company’s industry or are complementary to its business, and to fund other general corporate purposes.

In connection with the Notes Offering, the Company intends to enter into an ADS lending agreement with the ADS Borrower, pursuant to which the Company will lend a certain number of ADSs to the ADS Borrower. Concurrently with the Notes Offering, the ADS Borrower will sell some of the borrowed ADSs pursuant to a prospectus supplement and an accompanying base prospectus described below. The amount of ADS sold by the ADS Borrower concurrently with the Notes Offering will depend on what portion of investors in the Notes desire to hedge their investment, though we currently estimate that concurrent ADS sale to be sized between $40 million and $70 million.

Additional borrowed ADSs may be offered on a delayed basis following the Notes Offering. The exact number of ADSs to be offered will depend on the terms of the Notes Offering and the hedging to be conducted by investors in the Notes. The ADS Borrower expects that, during the ADS Offering period, the ADS Borrower, or its affiliates or agents, may, in its discretion, purchase a comparable number of ADSs in the open market. The sale of the borrowed ADSs is intended to allow some investors in the Notes to hedge their exposure to the Notes. The ADS Borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement following the maturity date. The ADS Borrower will receive all of the proceeds from the sale of the borrowed ADSs. The Company will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS Borrower, which will be applied to fully pay up the ordinary shares underlying the Borrowed ADSs. The borrowed ADSs are not outstanding for purposes of calculating earnings per share under current GAAP rules and therefore the Company will not incur share dilution from the borrowed ADSs.

The ADS Offering is conditioned on the closing of the Notes Offering. If the Notes Offering is not consummated, the ADS loan under the ADS lending agreement will terminate, the ADS Offering will terminate and all borrowed ADSs (or ADSs fungible with borrowed ADSs) must be returned to the Company.

The Company has filed an automatic shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). A prospectus supplement and the related base prospectus describing the terms of the ADS Offering have been filed with the SEC. When available, the final prospectus supplement for the ADS Offering will be filed with the SEC. The ADS Offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the related base prospectus may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Group, Bank Securities Inc., 60 Wall Street, New York, NY, 10005 by e-mail at prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

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